UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Commission File Number 001-15244
CREDIT SUISSE GROUP
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report on Form 6-K contains information on Credit Suisse Group and consists of the Financial Review 2Q07, which is attached as an exhibit to this Form 6-K and all of which, except the section entitled “Dear shareholders, clients and colleagues”, is incorporated herein by reference, and the Financial Statements 2Q07, which are attached as an exhibit to this Form 6-K and incorporated herein by reference.

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-132936).
Exhibits
No. Description

23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm

99.1 Financial Review 2Q07.

99.2 Financial Statements 2Q07.
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date: August 3, 2007

By:
/s/ Urs Rohner
Urs Rohner
General Counsel

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer